UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-275842 and 333-289199) and Form F-3, as amended (File No. 333-286961) of AlphaTON Capital Corp (including any prospectuses forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 25, 2025, AlphaTON Capital Corp (the “Company”) issued a press release announcing the closing of the private placement. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description

99.1	Press Release, dated September 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2025

ALPHATON CAPITAL CORP

By:	/s/ Andrea Park
Andrea Park
Chief Financial Officer